Exhibit 99.1

Stellar Biotechnologies Reports on Annual General and Special Meeting

PORT HUENEME, CA, (February 18, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), announces that the Company held its Annual General and Special Meeting of Shareholders (the “Meeting”) on Thursday, February 13, 2014 at which all Meeting resolutions were approved. The resolutions passed at the Meeting include the following:

1.	The number of directors of the Company for the pursuing year was set at six (6).

2.	The following individuals were elected directors of the Company: Gregory T. Baxter, Tessie M. Che, David L. Hill, Daniel E. Morse, Frank R. Oakes and Mayank (Mike) Sampat.

3.	D&H Group LLP, Chartered Accountants, were re-appointed as auditors of the Company.

4.	The Company’s advance notice policy was ratified and approved.

5.	Adoption of the Company’s Share Option Plan was ratified and approved, which included an increase in the maximum size from 8,750,000 Common Shares to 10,000,000 Common Shares.

6.	The Company’s 2014 Shareholder Rights Plan was ratified and approved.

The Board of Directors appointed the following officers of the Company for the ensuing year:

Frank R. Oakes	President and Chief Executive Officer
Herbert S. Chow	Chief Technology Officer
Catherine Brisson	Chief Operating Officer
Kathi Niffenegger	Chief Financial Officer

Mayank (Mike) Sampat, David L. Hill and Frank R. Oakes were re-appointed members of the Audit Committee for the ensuing year, of which Mayank (Mike) Sampat is Chair.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX-V: KLH) (US OTCQB: SBOTF) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology.  We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

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Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.org.

Company Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark A. McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com

Forward Looking Statements
There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of these releases.